Filed pursuant to Rule 433 | Registration Statement Nos. 333-162219 and 333-162219-01

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RBS Oil Trendpilot ETN

TWTI

Product Detail

The RBS Oil Trendpilot™ ETNs are designed for investors who seek exposure to the RBS Oil Trendpilot™ Index (USD) (the "Index"). The Index utilizes a systematic trend-following strategy to provide exposure to either the RBS 12-Month Oil Total Return Index (USD) (the "Benchmark Index", as described below) or the yield on a hypothetical notional investment in 3-month U.S. Treasury bills (the "Cash Rate"), depending on the relative performance of the Benchmark Index on a simple historical moving average basis. If the closing level of the Benchmark Index is at or above its historical 100-Index business day simple moving average for five consecutive Index business days (i.e., a "positive trend" is established), the Index will track the return on the Benchmark Index, and will have no exposure to the Cash Rate until two Index business days after a negative trend occurs. Conversely, if the closing level of the Benchmark Index is below such average for five consecutive Index business days (i.e., a "negative trend" is established) then the Index will track the Cash Rate and will have no exposure to the Benchmark Index until two Index business days after the next positive trend occurs.

The Benchmark Index utilizes a rules-based methodology to provide exposure to a hypothetical notional investment in a series of twelve (12) light sweet crude oil (WTI) futures contracts that are traded on the New York Mercantile Exchange ("NYMEX"). The twelve (12) futures contracts comprising the Benchmark Index on any given day will be the futures contract scheduled to expire in the immediately following calendar month and futures contracts scheduled to expire in each of the eleven months thereafter. The Benchmark Index is rebalanced on a monthly basis so that each of the twelve (12) futures contracts is equally weighted upon each rebalancing.

Product Facts

Product type	Exchange Traded Note (ETN)
Current RBS Trendpilot Indicator	Cash Rate
Exchange name	NYSE Arca
Shares Outstanding	160,000
Issue Size (USD 000's)	$ 4,000
Annual Investor Fee when Tracking Cash Rate	0.50 %
Annual Investor Fee when Tracking Benchmark Index	1.10 %
Inception Date	09/15/11
Maturity	09/10/41

Codes

ISIN	US78009P1277
CUSIP	78009P127
Ticker	TWTI
Underlying	RBS Oil Trendpilot Index
Intraday Indicative Value Ticker	TWTI.IV

Download Prospectus (992 KB)

Download Factsheet (285 KB)

"The Annual Investor Fee" accrues on a daily basis.
"Daily Redemption Value" refers to the price per ETN at which The Royal Bank of Scotland plc shall repurchase any ETNs offered by investors for repurchase (provided that at least 20,000 ETNs are offered for repurchase) or shall redeem any ETNs called by it for redemption at its option, in each case, subject to the terms and conditions described in the pricing supplement and prospectus. The amount reflects the Daily Redemption Value at the close of the market on the prior trading day in the United States.
"Shares Outstanding" means to the number of ETN units outstanding at the close of market on the prior trading day in the United States.
"Issue Size (USD 000's)" means an amount equal to the Daily Redemption Value multiplied by Shares Outstanding.
"refers to the trend of the Index. The Index will track the Benchmark Index when it is in a positive trend, and will track the Cash Rate when it is in a negative trend.

"Index" refers to the percentage change in the closing level of the Index from the month end of the relevant period (e.g., closing level of the Index from month-end, 1 mo., 3 mos., 6 mos. prior, as the case may be) through the market close at the end of the previous calendar month.

"Redemption Value" refers to the percentage change in the Daily Redemption Value of the RBS ETN from the month end of the relevant period (e.g., the Daily Redemption Value at month-end, 1 mo., 3 mos., 6 mos. prior, as the case may be) through the market close at the end of the previous calendar month.

"ETN Market Return" refers to the percentage change in the closing price of the RBS ETNs as reported on NYSE Arca from the month end of the relevant period (e.g., 1 mo., 3 mos., 6 mos. prior, as the case may be) through the market close at the end of the previous calendar month.

CERTAIN RISK CONSIDERATIONS: The RBS ETNs involve risks not associated with an investment in conventional debt securities, including a possible loss of some or all of your investment. The level of the Index must increase by an amount sufficient to offset the aggregate investor fee applicable to the RBS ETNs in order for you to receive at least the principal amount of your investment back at maturity or upon early repurchase or redemption. The RBS ETNs and the Index do not provide exposure to spot prices of crude oil and, consequently, may not be representative of an investment that provides exposure to crude oil. The Index may underperform the Benchmark Index, and is expected to perform poorly in volatile markets. Liquidity of the market for RBS ETNs may vary over time. The RBS ETNs are not principal protected and do not pay interest. Any payment on the RBS ETNs is subject to the ability of The Royal
Bank of Scotland plc (RBS plc), as the issuer, and The Royal Bank of Scotland
Group plc (RBS Group), as the guarantor, to pay their respective obligations when they become due. You should carefully consider whether the RBS ETNs are suited to your particular circumstances before you decide to purchase them. We urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the RBS ETNs.

The RBS ETNs are not suitable for all investors. You should carefully read the relevant pricing supplement and prospectus, including the more detailed explanation of the risks involved in any investment in the RBS ETNs as described in the "Risk Factors" section of the pricing supplement, before investing.

IMPORTANT INFORMATION: RBS plc and RBS Group have each filed a registration statement (including a prospectus) with the U.S. Securities and Exchange
Commission (SEC) for the offering of RBS ETNs to which this communication relates. Before you invest in any RBS ETNs, you should read the relevant prospectus in that registration statement and other documents that have been filed with the SEC for more complete information about RBS plc and RBS Group, and the offering. You may get these documents for free by visiting EDGAR on the
SEC website at www.sec.gov. Alternatively, RBS plc, RBS Securities Inc. or any
dealer participating in the offering will arrange to send you the prospectus and pricing supplement at no charge if you request it by calling 1-855-RBS-ETPS
(toll free).

The Index and the Benchmark Index are the property of RBS plc. The Index and the
Benchmark Index are calculated by NYSE Arca, a wholly-owned subsidiary of NYSE
Euronext. The RBS ETNs, which track the Index and may track the Benchmark Index, are not issued, sponsored, endorsed, sold or promoted by NYSE Arca, and NYSE
Arca makes no representation regarding the advisability of investing in the securities.

NYSE ARCA MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS
ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH
RESPECT TO THE INDEX OR BENCHMARK INDEX OR ANY DATA INCLUDED THEREIN. IN NO
EVENT SHALL NYSE ARCA HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR
CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE
POSSIBILITY OF SUCH DAMAGES.

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